February 24, 2009
VIA EDGAR
United States Securities and Exchange Commission
Attention: Jennifer Fugario
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	SoftBrands, Inc. Form 8-K Filed January 23, 2009 File No. 001-32711
Dear Ms. Fugario:
As discussed via telephone conference on February 20, 2009 with Ms. Jennifer Fugario and Mr. Mark Kronforst from the Securities and Exchange Commission, the following additional information is provided, as requested, to clarify the matters we reviewed regarding the above referenced filing.
We are proposing that our Form 8-K filed January 23, 2009, related to our change in accountants, be amended to remove the references to the services provided by RSM McGladrey, Inc., an affiliate of McGladrey & Pullen, LLP, during the two most recent fiscal years prior to our engaging McGladrey & Pullen, LLP as our independent auditors. It was our original intent to fully disclose all services provided by RSM McGladrey, Inc.; however after further discussion with the Securities and Exchange Commission staff and McGladrey & Pullen, LLP, we now believe that the services provided did not constitute the type of consultations that would be required to be disclosed in our Form 8-K under Item 304 (a)(2).
The following provides additional background on the services provided.
1.	We engaged RSM McGladrey, Inc. solely as an advisory accountant to assist us with accounting and financial reporting matters for interim and annual income tax provision and related disclosures in accordance with SFAS No. 109. At each quarter end, RSM McGladrey, Inc. would review our interim tax provision calculation. At year end, RSM McGladrey, Inc. would review our annual tax provision calculation and related disclosures. This process also involved responding to routine questions that were identified by us during this process. In this role, RSM McGladrey, Inc. was serving us as an advisory accountant and was not engaged to provide a “second opinion” on any tax matters or type of consultations we believe would require disclosure under Item 304 (a)(2).

2.	We also engaged the valuation services group of RSM McGladrey, Inc. to assist us in estimating the fair value of specific intangible assets acquired as part of the purchase price allocation, in accordance with SFAS Nos. 141 and 142, for our acquisition of MAI Systems, Inc. in August 2006. In this role, RSM McGladrey, Inc. provided industry standard valuation services that any number of service organizations could have provided. They were not engaged to provide services involving the application of accounting principles or the type of consultations we believe would require disclosure under Item 304 (a)(2).

3.	We also engaged the valuation services group of RSM McGladrey, Inc. to assist us in estimating the fair value of our reporting units as part of our annual impairment testing of goodwill for each of the most recent two fiscal years. Again, in this role, RSM McGladrey, Inc. provided industry standard valuation services that any number of service organizations could have provided. They were not engaged to provide services involving the application of accounting principles or the type of consultations we believe would require disclosure under Item 304 (a)(2).
Furthermore, there were no disagreements with either the former or newly engaged accountants with regard to any matters.
We have furnished this letter to McGladrey & Pullen, LLP, and they have advised us they agree with the content.
SoftBrands, Inc. acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please contact me at (612) 851-1500.
Sincerely,

/s/ GREGG A. WALDON
Gregg A. Waldon
Chief Financial Officer